SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Tasty Baking Company
(Name of Subject Company)

Compass Merger Sub, Inc.
a wholly-owned subsidiary of
Flowers Foods, Inc.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
876553306
(CUSIP Number of Class of Securities)

A. Ryals McMullian, Jr., Esq.
Vice President and Associate General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757
(229) 226-9110
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Sterling A. Spainhour, Jr., Esq.
Jones Day
1420 Peachtree St., NE
Suite 800
Atlanta, GA 30309-3053
(404) 581-3939
Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee(**)
$35,984,308	$4,178

(*)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying the offer price of $4.00 per share of common stock of Tasty Baking Company, par value $0.50 per share, (“Shares”) by 8,996,077 Shares, which is the sum of (i) 8,622,847 Shares outstanding (including unvested restricted shares) and (ii) 373,230 Shares authorized and reserved for issuance (including Shares subject to issuance pursuant to applicable stock options and deferred stock units).

(**)	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$4,178	Filing Party:	Flowers Foods, Inc.and Compass Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment, Amendment No. 1, filed April 25, 2011, Amendment No. 2, filed May 2, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) originally filed on April 21, 2011 by (i) Compass Merger Sub, Inc., a Pennsylvania corporation (“Purchaser”), and a wholly-owned direct subsidiary of Flowers Foods, Inc., a Georgia corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Tasty Baking Company, a Pennsylvania corporation (“Tasty Baking”), at a purchase price of $4.00 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The items of the Schedule TO set forth below are hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 11.	Additional Information.
     Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented as follows:
     The information set forth in “Section 16. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the first four paragraphs under the heading “General” with the following paragraphs:
     “On April 21, 2011, Julie Michelsen and Tim Enochs filed a purported class action in the Court of Common Pleas of Philadelphia County, Pennsylvania against Tasty Baking, its directors, Parent and Flowers Bakeries, in connection with the proposed Merger. The lawsuit also alleges a derivative claim on behalf of Tasty Baking. This complaint alleges, among other things, that the defendants breached and/or aided and abetted the breach of fiduciary duties owed to Tasty Baking by its directors. Plaintiffs claim that the sale of Tasty Baking was accomplished through an allegedly unfair and inadequate process and that certain defendants engaged in the waste of Tasty Baking assets. The suit seeks equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Tasty Baking, damages to the plaintiffs based upon alleged improper benefits received by defendants and attorney fees and expenses.
     On April 27, 2011, Paul F. Ringheiser III filed a purported class action in the Court of Common Pleas of Philadelphia County, Pennsylvania against Tasty Baking, its directors, Parent and Flowers Bakeries, in connection with the proposed Merger. The lawsuit also alleges a derivative claim on behalf of Tasty Baking. This complaint alleges, among other things, that the defendants breached and/or aided and abetted the breach of fiduciary duties owed to Tasty Baking by its directors. Plaintiffs claim that the sale of Tasty Baking was accomplished through an allegedly unfair and inadequate process and that certain defendants engaged in the waste of Tasty Baking assets. The suit seeks equitable relief that would delay or enjoin the Merger based on allegations regarding the process by which offers or potential offers were evaluated by Tasty Baking, damages to the plaintiffs based upon alleged improper benefits received by defendants and attorney fees and expenses.
     On April 29, 2011, a shareholder of Tasty Baking filed a derivative action styled, Taylor v. Pizzi, et al., Case No. 11-05-00004 in the Court of Common Pleas of Philadelphia County, Pennsylvania against Tasty Baking, its directors, Parent, and Flowers Bakeries in connection with the proposed Merger. The complaint alleges, among other things, that Tasty Baking’s directors breached their fiduciary duties owed to the company by (i) engaging in self dealing, (ii) failing to make certain material disclosures to the shareholders in the company’s April 21, 2011 Schedule 14D-9; (iii) failing to maximize the value of Tasty Baking by recommending that the shareholders accept the tender offer at an unfair price; and (iv) putting the interest of Parent ahead of the interests of Tasty Baking. The complaint further alleges that the Tasty Baking directors wasted corporate assets by entering into the Merger Agreement. Flowers Bakeries and Tasty Baking are alleged to have aided and abetted the alleged breaches of fiduciary duty. The complaint seeks, among other things, a declaration that the action is properly maintainable as a derivative action, equitable relief that would delay or enjoin the Merger, damages to the plaintiffs based upon alleged improper benefits received by defendants, and the award of plaintiff’s costs, including attorneys’ and experts’ fees.

     On May 11, 2011, Parent, Flowers Bakeries, Tasty Baking, Charles P. Pizzi, James E. Ksansnak, Judith M. von Seldeneck, Ronald J. Kozich, David J. West, James C. Hellauer, James E. Nevels, Mark G. Conish and Mark T. Timbie (collectively, the “Defendants”) entered into a memorandum of understanding with Plaintiffs Julie Michelsen, Tim Enochs, Paul F. Ringheiser, III, Joan Taylor, and David Raul (collectively, the Plaintiffs, and together with the Defendants, collectively referred to as the “Parties”) to settle (i) the lawsuits referenced above (the “Actions”), and (ii) a shareholder litigation demand made upon the Tasty Baking Board of Directors by David Raul (the “Demand”) (collectively, the “Settlement”).
     Under the terms of the memorandum of understanding, Defendants deny that they have committed any violations of law, breached any duty, aided or abetted any violations of law or breaches of fiduciary duty, or otherwise acted in any improper manner. Defendants further deny that any applicable rule, statute, regulation, or law requires further supplemental disclosures. In the interest of eliminating the cost, disruption, and distraction of litigation, however, Tasty Baking has agreed to make certain additional disclosures to its shareholders, which are set forth in an amendment to the Schedule 14D-9, filed May 12, 2011. In connection with providing these additional disclosures, which form the basis of the Settlement, Tasty Baking or its insurer will pay to Plaintiffs’ counsel for their fees and expenses an amount not to exceed $250,000.00. These payments will not affect the amount of consideration to be paid to Tasty Baking shareholders in connection with the Offer or the Merger.
     The Parties agree to cooperate and use their best efforts to execute, as promptly as practicable, a Stipulation of Settlement (the “Stipulation”) and to submit the Stipulation to the appropriate court for review and approval. The Stipulation will include a general release of all claims against Defendants and their assigns, which relate in any way to the Actions, the Demand, the Offer, the Merger or the transactions contemplated by the Merger Agreement, whether based on state, local, foreign, federal, statutory, regulatory, common or other law or rule. The Stipulation will also include (i) Defendants’ denial that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the Actions or the Demand, or that any further disclosure is required; and (ii) their express assertion that they are entering into the Stipulation solely to eliminate the cost, disruption, and distraction of litigation, and to permit the Merger to proceed without risk of injunctive or other relief.”

Item 12.	Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(5)(D)
Memorandum of Understanding dated as of May 11, 2011 (incorporated by reference to Exhibit (a)(13) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Tasty Baking Company with the Securities and Exchange Commission on May 12, 2011)

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 12, 2011

COMPASS MERGER SUB, INC.
By:	/s/ Stephen R. Avera
	Name:	Stephen R. Avera
	Title:	President

FLOWERS FOODS, INC.
By:	/s/ Stephen R. Avera
	Name:	Stephen R. Avera
	Title:	Executive Vice President, Secretary and General Counsel

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